PC FLOWERS & GIFTS.COM INC.
                              2001 West Main Street
                                    Suite 175
                               Stamford, CT 06902



                                             October 25, 1999

Via EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

       Re: PC Flowers & Gifts.com Inc. -- Application for Withdrawal of Registration Statement
            ---------------------------------------------------------

Ladies and Gentlemen:

         On May 13, 1999, we filed a registration statement on Form S-1 under the Securities Act of 1933 (SEC File Number 333-78353). We filed the registration statement in connection with a contemplated initial public offering of shares of our common stock. No sales and no offers (except as permitted pursuant to Section 5(c) under the Securities Act) of our common stock have been made. Since that time, we have decided not to proceed with the offering due to unfavorable market conditions. For this reason, we hereby request, pursuant to Rule 477 under the Securities Act, for the withdrawal and termination of the registration statement.

         Please feel free to contact David R. Crampton, our President and Chief Operating Officer, at 203-977-8582 should you have any questions.

                                             Very truly yours,

                                             PC FLOWERS & GIFTS.COM INC.


                                             By:   /s/ David Crampton
                                                  ---------------------
                                                  David R. Crampton
                                                  President and
                                                  Chief Operating Officer

cc:    Anita Karu
       Richard A. Krantz